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SEC FILE NUMBER
8 - 51667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trump Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section AUG 29 2008 Washington, DC 103

39 Broadway Suite 1601
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman (212) 897-1695
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trump Securities, LLC, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Carl Goodman
Signature

GENERAL SECURITIES PRINCIPAL
Title

Edvd Korsinsky
Notary Public

EDUARD KORSINSKY
Notary Public, State of New York
No. 02KO5060830
Qualified in Kings County
Commission Expires May 28th, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUMP SECURITIES, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2008

TRUMP SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Trump Securities, LLC

We have audited the accompanying statement of financial condition of Trump Securities, LLC (the "Company") as of June 30, 2008, and the related statement of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trump Securities, LLC as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
August 27, 2008

TRUMP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS		
Cash	$	31,614
Fees receivable, net of allowance for doubtful accounts		45,000
Other assets		4,711
Total assets	$	81,325
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	42,215
Due to Parent		20,000
Total liabilities		62,215
Members' equity		19,110
Total liabilities and members' equity	$	81,325

See accompanying notes to financial statements.

TRUMP SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended June 30, 2008

Revenues		
Private placements commission, net of allowance	$	263,734
Gain on investments		19,085
Other income		35,000
Total revenues		317,819
Expenses		
Commissions		263,075
Regulatory and other expenses		19,880
Total expenses		282,955
Net income	$	34,864

See accompanying notes to financial statements.

TRUMP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended June 30, 2008

Members' equity, beginning of year	$	726,781
Net income		34,864
Contributions		1,200
Distributions		(743,735)
Members' equity, end of year	$	19,110

See accompanying notes to financial statements.

TRUMP SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2008

Cash flows from operating activities		
Net income	$	34,864
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on investments		(19,085)
Changes in operating assets and liabilities:		
Fees receivable, net of allowance		169,486
Other assets		19,187
Accounts payable and accrued expenses		(179,214)
Net cash provided by operating activities		25,238
Cash flows from financing activities		
Capital contributions		1,200
Capital distributions		(134,000)
Net cash used in financing activities		(132,800)
Net increase in cash		(107,562)
Cash, beginnning of year		139,176
Cash, end of year	$	31,614
Supplemental disclosure of noncash financing activities:		
Non-cash capital distributions of investments	$	589,735
Capital distribution accrued but unpaid	$	20,000

See accompanying notes to financial statements.

1. Nature of operations

Trump Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of private placements and related investment banking activities. The Company was a wholly-owned subsidiary of Integrated Management Solutions ("IMS" or "Parent"). On June 30, 2008, the parent sold its shares in the Company to various individuals ("Members") who are affiliated with the former parent or are the spouses of those individuals who are affiliated.

2. Summary of significant accounting policies

Investments

During the year ended June 30, 2008, the Company had a gain on its investments of $19,085 and distributed all of the investments to its parent company as a non-cash capital distribution at fair value of approximately $590,000.

Revenue Recognition

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned and collectible.

Income Taxes

Until June 30, 2008, the Company was not subject to taxes since as a single member limited liability company it was treated as a disregarded entity for tax purposes. As of June 30, 2008 as a result of the change of ownership described in Note 1, though the Company is not subject to federal or state income taxes and, accordingly, no provision for these income taxes has been made in the accompanying financial statements, the members are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax effective June 30, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees receivable and commissions payable

Fees receivable are stated at cost less an allowance for doubtful accounts, and represent commissions management expects to collect based on the private placement contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of June 30, 2008, the allowance for doubtful accounts was approximately $482,000.

Commissions are payable to the salespersons only when the related receivables are collected.

2. Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the accompanying statement of financial condition.

3. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008 the Company's net capital was approximately $10,000, which was approximately $5,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transaction

IMS, through an affiliate, provides office space, services, and other expenses to the Company at a cost of $1,200 per year pursuant to a service agreement. Most of the new members are affiliated with IMS, which will continue the existing arrangement. This amount covers overhead expenses other than management services. Management services, whose aggregate value for the year ended June 30, 2008 has been determined by management as approximately $67,000, are provided, through an affiliate, at no cost to the Company.

6. Concentrations of credit risk

At June 30, 2008, the Company had fees receivable, all of which were due from a single customer.

All of the Company's cash is located in a single bank account and from time to time may be in excess of federally insured limits. Management does not believe that there is any risk with respect to its cash.

TRUMP SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2008

Member's equity		$ 19,110
Less nonallowable assets		
Fees receivable, net of related payables due only upon collection of the receivable		4,500
Other assets		4,711
		9,211
Net capital		$ 9,899
Aggregate indebtedness		$ 62,215
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 4,148
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($9,899 - $5,000)		$ 4,899
Percentage of aggregate indebtedness to net capital	$ 62,215 / $ 9,899	628%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2008.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Members of
Trump Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Trump Securities, LLC (the "Company"), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiency in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above:

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
August 27, 2008

END